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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. __)


                              Harold's Stores, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    413353103
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                                 (CUSIP Number)


                                February 23, 2004
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             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                Page 1 of 4 Pages

CUSIP No. 413353103
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   1.   Name of Reporting Person: Clark J. Hinkley IRS Identification Nos. of
        above persons (entities only):

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   2.   Check the Appropriate Box if a Member of a Group
        (a) [ ]
        (b) [ ]
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   3.   SEC Use Only

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   4.   Citizenship or Place of Organization: United States

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                         5. Sole Voting Power: 391,663

Number of                -------------------------------------------------------
Shares                   6. Shared Voting Power:
Beneficially
Owned by Each            -------------------------------------------------------
Reporting                7. Sole Dispositive Power: 391,663
Person With:
                         -------------------------------------------------------
                         8. Shared Dispositive Power:

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   9.   Aggregate Amount Beneficially Owned by Each Reporting Person: 391,663

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  10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares:  [ ]

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  11.   Percent of Class Represented by Amount in Row (9): 5.9%

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  12.   Type of Reporting Person: IN

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                                Page 2 of 4 Pages
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ITEM 1.

     The name of the issuer to which this Schedule 13G relates is Harold's Stores, Inc., an Oklahoma corporation (the "Issuer"). The address of the Issuer's principal executive offices is 5919 Maple Avenue, Dallas, Texas 75235.


ITEM 2.

     This Schedule 13G is filed pursuant to Rule 13d-1(c) on behalf of Clark J. Hinkley (the "Reporting Person"). The principal business office of the Reporting Person is 5919 Maple Avenue, Dallas, Texas 75235. The Reporting Person is a United States citizen. This Schedule 13G relates to the Issuer's common stock, par value $0.01 per share ("Common Stock"). The CUSIP Number of the Common Stock is 413353103.


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR RULE 13D-2(B) OR
        (C), CHECK WHETHER THE PERSON FILING IS A:


        (a)   [ ] Broker or dealer registered under Section 15 of the Act;


        (b)   [ ] Bank as defined in Section 3(a)(6) of the Act;


        (c)   [ ] Insurance company as defined in Section 3(a)(19) of the Act;


        (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940;


        (e)   [ ] An investment adviser in accordance with Rule
              13d-1(b)(1)(ii)(E);


        (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);


        (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);


        (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;


        (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940; or


        (j)   [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


ITEM 4. OWNERSHIP.

     The Reporting Person beneficially owns 391,663 shares of Common Stock, which represents 5.9% of the Issuer's outstanding Common Stock. This total includes (a) 12,500 shares of Common Stock held directly by the Reporting Person, (b) 340,000 shares of Common Stock

                                Page 3 of 4 Pages
issuable upon the exercise of outstanding options held by the Reporting Person, and (c) 39,163 shares of Common Stock issuable to the Reporting Person upon his conversion of 5,166 shares of the Issuer's Series 2003-A Preferred Stock held by the Reporting Person. The Reporting Person has the sole power to vote or to direct the vote of 391,663 shares of Common Stock and does not possess any shared power to vote or to direct the vote of any shares of Common Stock. The Reporting Person has the sole power to dispose or to direct the disposition of 391,663 shares of Common Stock and does not possess any shared power to dispose or to direct the disposition of any shares of Common Stock.


ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        Not applicable.


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

        Not applicable.


ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        Not applicable.


ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

        Not applicable.


ITEM 10.CERTIFICATION.

     By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  ___________, 2004

                                                    ----------------------------
                                                    Clark J. Hinkley


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